National Grid plc Commences Tender Offer
for its 6.30% Notes due 2016

Principal
Title of	CUSIP and ISIN	Amount	Maximum Tender	Reference Treasury	Bloomberg Reference	Fixed Spread (basis	Early Tender
Security	Numbers	Outstanding	Amount	Security	page	points)	Premium(1)
6.30% Notes due	636274AC6	$1,000,000,000	$300,000,000	0.625% U.S.	FIT1	115 bps	$20.00
2016	US636274AC63			Treasury due August
2017

LONDON, ENGLAND — September 6, 2012 — National Grid plc (the “Company”), which owns and operates regulated electricity and gas infrastructure networks in the United Kingdom and the United States, announces today the commencement of a tender offer (the “Tender Offer”) to purchase for cash up to $300 million (the “Maximum Tender Amount”) in aggregate principal amount of its outstanding 6.30% Notes due 2016 (the “Notes”). The Tender Offer is being made pursuant to an offer to purchase dated today (the “Offer to Purchase”), which sets forth a more comprehensive description of the terms of the Tender Offer. Capitalized terms used but not otherwise defined in this press release shall have the meanings given to them in the Offer to Purchase. The table below sets forth information with respect to the Notes and the Tender Offer.

(1) Per $1,000.00 principal amount of Notes validly tendered and accepted for purchase.

The purpose of the Tender Offer is to retire the Notes prior to their maturity in order to lower the Company’s interest expense. The Company expects to retire and cancel any Notes purchased pursuant to the Tender Offer.

The Tender Offer is scheduled to expire at 5:00 p.m., New York City time, on October 4, 2012, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Date”). Holders who validly tender (and do not validly withdraw) their Notes at or prior to 5 p.m., New York City time, on September 19, 2012, unless extended or earlier terminated (such time and date, as the same may be extended, the “Early Tender Date”), will be eligible to receive the “Total Consideration.”

The Total Consideration payable for the Notes per $1,000.00 principal amount of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date and accepted for payment by the Company will be equal to the price, determined in accordance with standard market practice, as described in the Offer to Purchase, that equates to a yield to maturity equal to the sum of the Fixed Spread specified for the Notes in the table above plus a reference yield, which shall be based on the bid-side price of the Reference Treasury Security specified in the table above at or around 10 a.m., New York City time, on September 20, 2012, unless extended.

Holders whose Notes are accepted for purchase and who validly tender their Notes after the Early Tender Date but at or prior to the Expiration Date will be eligible to receive the “Tender Offer Consideration,” which is the Total Consideration minus the “Early Tender Premium” of $20.00 per $1,000.00 principal amount of Notes.

Holders will be eligible to receive accrued and unpaid interest from and including the most recent interest payment date for the Notes to, but not including, the settlement date for the Notes they tendered in the Tender Offer. The settlement date for Notes accepted for purchase will occur promptly after the Expiration Date, and is expected to be October 5, 2012.

The obligation of the Company to accept for purchase, and to pay for, Notes validly tendered pursuant to the Tender Offer is subject to, and conditioned upon, the satisfaction or waiver of certain conditions as set forth in the Offer to Purchase. The tender offer is not conditioned on the tender of a minimum principal amount of Notes. The Company is not soliciting consents from holders of Notes in connection with the Tender Offer.

If holders of Notes validly tender (and do not validly withdraw), in the aggregate, more than the Maximum Tender Amount, the Company will only accept for purchase an aggregate amount of Notes equal to the Maximum Tender Amount, and the amount purchased from each holder of Notes will be prorated accordingly as further described in the Offer to Purchase.

The complete terms and conditions of the Tender Offer are described in the Offer to Purchase, copies of which may be obtained by contacting Global Bondholder Services Corporation, which is acting as the tender and information agent for the Tender Offer (the “tender and information agent”), at (866) 294-2200 (toll-free). The Company has engaged Citigroup Global Markets Limited to serve as dealer manager for the Tender Offer (the “dealer manager”). Questions regarding the terms of the Tender Offer may be directed to Citigroup Global Markets Limited, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom, Attention: Liability Management Group, at (800) 558-3745 (toll-free), (212) 723-6106 (collect) or +44 (0) 20 7986 8969 (London).

This press release does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offer is made only by and pursuant to the terms of the Offer to Purchase and the related Letter of Transmittal and the information in this press release is qualified by reference to the Offer to Purchase and the related Letter of Transmittal. None of the Company, the dealer manager or the tender and information agent makes any recommendations as to whether holders should tender their Notes pursuant to the Tender Offer.

About National Grid

National Grid plc is an international electricity and gas company based in the United Kingdom and north-eastern United States. The Company’s principal operations are in the ownership and operation of regulated electricity and gas infrastructure networks in the United Kingdom and the United States. The Company also has interests in related matters, including electricity interconnectors, metering services, liquefied natural gas (“LNG”) facilities and property in the United Kingdom, LNG storage and transportation and non-regulated gas transmission pipelines in the United States.

Forward-Looking Statements

This press release, the Offer to Purchase and the documents incorporated by reference into the Offer to Purchase contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to the Company’s financial condition, results of operations and businesses, strategy, plans, objectives and the expected impact of this offer on the foregoing. Words such as “anticipates”, “expects”, “should”, “intends”, “plans”, “believes”, “outlook”, “seeks”, “estimates”, “targets”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These forward-looking statements are not guarantees of the Company’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by the forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as:

•	delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents;

• • • • • • •
unseasonable weather affecting the demand for electricity and gas;
competition and industry restructuring;
changes in economic conditions;
currency fluctuations;
changes in interest and tax rates;
changes in energy market and commodity prices;
changes in historical weather patterns;

•	changes in laws, regulations or regulatory policies, or other decisions by governmental bodies or regulators;

• • •	developments in legal or public policy doctrines; the impact of changes to accounting standards; technological developments;

•	the ability to access capital markets and other sources of credit in a timely manner on acceptable terms, especially considering the fluctuating state of market conditions in the global economy and financial markets;

•	customers and counterparties failing to perform their obligations;

•	the ability to integrate the businesses relating to announced or recently completed acquisitions or joint ventures with the Company’s existing business to realise the expected synergies from such integration;

•	the availability of new acquisition opportunities and the timing and success of future acquisition opportunities;

•	the timing and success or other impact of the sales of the Company’s non-core businesses;

•	the failure for any reason to achieve reductions in costs or to achieve operational efficiencies;

• • •
the failure to retain key management or attract and train qualified personnel;
the behaviour of U.K. electricity market participants on system balancing;
the timing of amendments in prices to shippers in the U.K. gas market;

•	the performance of the Company’s pension schemes and the regulatory treatment of pension costs; and

•	any adverse consequences arising from outages or interruptions on or otherwise affecting energy networks, including gas pipelines, which the Company owns or operates, whether arising from adverse weather conditions, including the result of climate change, or unauthorized access to or deliberate breaches of the Company’s IT systems or otherwise.

Other factors are discussed under the sections listed under “Operating and financial review and prospects” and “Risk factors” in the cross-reference table in the Company’s most recent Annual Report on Form 20-F. The Company may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the Securities and Exchange Commission, the Company’s annual reports and accounts to shareholders, shareholder circulars, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by the Company’s directors, management or employees to third parties, including financial analysts. The Company undertakes no obligation to update any of its forward-looking statements.

The effects of these factors are difficult to predict. New factors emerge from time to time and the Company cannot assess the potential impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

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Investor Relations Contact:

George.karalis@nationalgrid.com (0044-2070043371)